Exhibit 99.1

Intelligent Group Limited Announces Strategic Investment in Fine Glory Holdings Limited

Hong Kong, October 3, 2025 - Intelligent Group Limited (Nasdaq: INTJ), a Hong Kong-based financial public relations company today announced its wholly-owned subsidiary, Intelligent Joy Limited (“IJL”), has entered into a subscription agreement to invest in Fine Glory Holdings Limited (the “Target Company”), the operator of “Aether Education”, a premium educational consulting institution specializing in cross-border academic advancement and holistic student development.

Under the agreement, IJL will acquire a minority stake in the Target Company (valued at $20 million USD) by subscribing to Class B Non-Voting shares.

This investment aligns with Intelligent Group’s strategy to diversify its portfolio into high-growth sectors and leverage synergistic opportunities. The Target Company, with its expertise in cross-border educational services, is poised for significant expansion. It is led by shareholders and directors with extensive experience in corporate governance, particularly in serving on boards of Hong Kong-listed companies. This investment provides Intelligent Group with a strategic channel to access high-net-worth clientele, thereby strengthening its ability to serve listed companies and investors and creating cross-platform value within its capital markets ecosystem.

The investment proceeds will be utilized by the Target Company to support its operational expansion and service development, further solidifying its position in the high-end education sector and enhancing its competitive edge.

Ms. Wai Lau, Director & Chairlady of the Board of Directors, commented, “We are thrilled to partner with Fine Glory Holdings, which exemplifies innovation in the educational consulting space. This investment underscores our commitment to identifying high-potential ventures that align with our vision. We are confident that together we can unlock new opportunities and deliver enhanced value to our shareholders and clients.”

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Fine Glory Holdings Limited

Fine Glory Holdings Limited operates under the brand “Aether Education”, providing premium, customized education consulting services that go beyond traditional tutoring and admissions support. Its integrated approach supports students aiming for top-tier academic achievement and readiness for an AI-driven future, combining rigorous academic preparation—including exam training, subject tutoring, and Ivy League admissions planning—with cutting-edge AI literacy development. The company is dedicated to nurturing future leaders and innovators capable of excelling in a rapidly evolving global landscape.

About Intelligent Group Limited

Intelligent Group Limited has been deeply rooted in Hong Kong for many years and successfully listed on the NASDAQ in March 2024. As a public relations group in Hong Kong to focus on producing financial content, Intelligent Group Limited is committed to providing high-value public relations services to the financial sector, helping listed companies enhance their brand influence through precise “data + content” driven communications. Through close collaboration with over 100 securities firms and more than 150 financial analysts, the company has focused on driving financial institutions, investors, and businesses with efficient content-driven public relations services. Intelligent Group operates in Hong Kong, Guangzhou, and Shenzhen, providing top-tier communications services to leading companies in the Hong Kong and U.S. stock markets.

For more information, please visit Intelligent Group’s website: intelligentjoygroup.com

For enquiry, please contact Intelligent Group Limited:

Karen Deng

Phone: (852) 57496688
Email: Karen.deng@intelligentjoy.com

In the event of any discrepancies with press releases from other sources, this version as published on the Company’s website shall prevail.